Dear Dominic,

As discussed and pursuant to your request, attached please find changes proposed to be made to the definition of "Subscription Price" and “Purpose of the Offer” sections of the Registration Statement on Form N-2 of Avenue Income Credit Strategies Fund (the "Fund").  We propose to file these changes with Pre-Effective Amendment No. 1 to the Fund's Registration Statement.

Please feel free to contact me with any questions you may have.

Best regards,
Marianne

Marianne M. Kim

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

212 450 4720   tel
212 701 5720   fax
marianne.kim@davispolk.com

COVER Page

~~[~~The subscription price per Common Share (the “Subscription Price”) will be determined based upon a formula equal to ~~[__]~~90% of the average of the last reported sales price of a Common Share on the NYSE on the date on which the Offer expires, as such date may be extended from time to time (the “Expiration Date”) and each of the four (4) preceding trading days (the “Formula Price”).   If, however, the Formula Price is less than ~~[__]~~80% of the net asset value per Common Share (“NAV”) of the Fund’s Common Shares at the close of trading on the NYSE on the Expiration Date, then the Subscription Price will be ~~[__]~~80% of the Fund’s NAV at the close of trading on the NYSE on that day.~~]~~  The Fund will pay a sales load on the Subscription Price.

Prospectus Summary--Purpose of the Offer

~~[~~The board of trustees of the Fund (the “Board”) ~~has determined that issuing transferable rights (“Rights”) to its shareholders of record as of the close of business on [February 24], 2012 (the “Record Date”) entitling the holders of these Rights to subscribe (the “Offer) for an aggregate amount of [   ] common shares of beneficial interest, par value $0.001 per common share (the “Common Shares”) is in the best interests of the Fund and the holders of its Common Shares (the “Common Shareholders”) because it represents an opportunity to increase the assets of the Fund available for investment, thereby enabling the Fund to take advantage more fully of existing and future investment opportunities that may be or may become available, consistent with the Fund’s primary investment objective to seek a high level of current income and secondary objective of capital appreciation.] 4~~ , based on the recommendations and presentations of Avenue Capital Management II, L.P., the Fund’s investment adviser (the “Adviser”), and Avenue Europe International Management, L.P., the Fund’s subadviser (the “Subadviser,” and together with the Adviser, the “Avenue Managers”)~~, expect that the Offer will provide an opportunity~~ and others, has determined that it is in the best interests of the Fund and its Common Shareholders to increase the assets of the Fund available for investment~~, thereby better enabling~~ and thereby to conduct the Offer.  In making this determination, the Board considered a number of factors, including potential benefits and costs.  In particular, the Board considered the Avenue Managers’ belief that the Offer would better enable the Fund to take advantage more fully of existing and future investment opportunities that may be or may become available, consistent with the Fund’s primary investment objective to seek a high level of current income ~~and~~with a secondary objective of capital appreciation.

~~The~~In this regard, the Avenue Managers ~~believe that the Fund would benefit from investing in additional attractively priced investment opportunities.  In particular, they~~ believe that a variety of factors indicate that there may be a robust opportunity to invest in U.S. and European high yield and leveraged loan instruments.  Due to a combination of macroeconomic developments in the United States and Europe and the Avenue Managers’ credit analysis of companies in those ~~areas~~underlying geographies, the Avenue Managers believe that now may be an opportune time for the Fund to raise additional assets ~~for the Fund~~and to ~~use to capitalize on~~seek attractive investment opportunities which may enhance the Fund’s prospective risk-adjusted returns.  In addition, the Avenue Managers expect that a number of upcoming U.S. high yield bond and institutional maturities in a less than favorable capital markets environment may create investment opportunities for the Fund.  ~~In addition~~Further, the Avenue Managers expect that the European sovereign debt crisis and potential European bank deleveraging may force these institutions to sell assets~~, enabling~~ and enable the Fund to take advantage of such opportunities.  Using the proceeds of the Offer, the Fund will seek to capitalize on these developments and enhance its returns by ~~increasing its~~making investments in companies ~~that~~the Avenue Managers believe offer attractive opportunities for yield enhancement and/or net asset value appreciation potential.  ~~As a result~~In making such investments, the Fund will seek to capitalize on market inefficiencies and to reallocate the portfolio of the Fund to opportunistically emphasize those investments, geographies and categories of investments ~~and geographic exposures~~ believed to be best suited to the current investment and interest rate environment and market outlook.

The Offer seeks to provide an opportunity to existing Common Shareholders to purchase Common Shares at a discount to market price ~~(subject to the sales load described in this prospectus)~~.  The distribution to Common Shareholders of transferable Rights, which may themselves have intrinsic value, also will afford non-participating Common Shareholders of record on the Record Date, the potential of receiving cash payment upon the sale of the Rights, receipt of which may be viewed as partial compensation for any dilution of their interests that may occur as a result of the Offer.  ~~The Avenue Managers~~

~~4 [To be revised based on the Board meeting expected to take place on February 10, 2012.]~~

The Avenue Managers expect that the Offer will provide an opportunity to increase the assets of the Fund available for investment, thereby better enabling the Fund to take advantage more fully of existing and future investment opportunities that may be or may become available, consistent with the Fund’s primary investment objective to seek a high level of current income with a secondary objective of capital appreciation.  The Avenue Managers and its affiliates have an inherent conflict of interest in recommending the Offer because ~~their~~the Fund pays fees ~~are~~to the Avenue Managers based on a percentage of the Fund’s ~~“~~Managed Assets~~”~~ (the greater the Managed Assets of the Fund, the greater the compensation paid to the Avenue Managers and their affiliates).  “Managed Assets” are the total assets of the Fund (including any assets attributable to money borrowed for investment purposes, including proceeds from (and assets subject to) reverse repurchase agreements, any credit facility and any issuance of preferred shares or notes) minus the sum of the Fund’s accrued liabilities (other than Fund liabilities incurred for the purpose of leverage).

The Offer

Purpose of the Offer

~~[The Board has determined that the Offer~~The board of trustees of the Fund (the “Board”), based on the recommendations and presentations of Avenue Capital Management II, L.P., the Fund’s investment adviser (the “Adviser”), and Avenue Europe International Management, L.P., the Fund’s subadviser (the “Subadviser,” and together with the Adviser, the “Avenue Managers”) and others, has determined that it is in the best interests of the Fund and its ~~existing~~ Common Shareholders ~~because it represents an opportunity~~ to increase the assets of the Fund available for investment~~, thereby enabling~~ and thereby to conduct the Offer.  In making this determination, the Board considered a number of factors, including potential benefits and costs.  In particular, the Board considered the Avenue Managers’ belief that the Offer would better enable the Fund to take advantage more fully of existing and future investment opportunities that may be~~,~~ or may become~~,~~ available, consistent with the Fund’s ~~investment~~ primary investment objective to seek a high level of current income with a secondary objective of capital appreciation.~~]10~~

~~The~~In this regard, the Avenue Managers ~~believe that the Fund would benefit from investing in additional attractively priced investment opportunities.  In particular, they~~ believe that a variety of factors indicate that there may be a robust opportunity to invest in U.S. and European high yield and leveraged loan instruments.  Due to a combination of macroeconomic developments in the United States and Europe and the Avenue Managers’ credit analysis of companies in those ~~areas~~underlying geographies, the Avenue Managers believe that now may be an opportune time for the Fund to raise additional assets ~~for the Fund~~and to ~~use to capitalize on~~seek attractive investment opportunities which may enhance the Fund’s prospective risk-adjusted returns.  In addition, the Avenue Managers expect that a number of upcoming U.S. high yield bond and institutional maturities in a less than favorable capital markets environment may create investment opportunities for the Fund.  ~~In addition~~Further, the Avenue Managers expect that the European sovereign debt crisis and potential European bank deleveraging may force these institutions to sell assets~~, enabling~~ and enable the Fund to take advantage of such opportunities.  Using the proceeds of the Offer, the Fund will seek to capitalize on these developments and enhance its returns by ~~increasing its~~making investments in companies ~~that~~the Avenue Managers believe offer attractive opportunities for yield enhancement and/or net asset value appreciation potential.  ~~As a result~~In making such investments, the Fund will seek to capitalize on market inefficiencies and to reallocate the portfolio of the Fund to opportunistically emphasize those investments, geographies and categories of investments ~~and geographic exposures~~ believed to be best suited to the current investment and interest rate environment and market outlook.

~~[In reaching its decision, the trustees considered, among other matters, (i) advice by the Avenue Managers that current market opportunities are attractive in credit obligations and (ii) increasing the size of the Fund through the Offer may result in certain economies of scale which could in turn marginally lower the Fund’s expenses before reimbursement as a percentage of net assets.  The Board and the Avenue Managers believe that any resulting reduced expense ratio would be of long-term benefit to the Fund and its Common Shareholders, and that a well-subscribed rights offering~~In making its determination that the Offer is in the best interests of the Fund and its Common Shareholders, the Board considered (in addition to the Avenue Managers’ belief as to the potential investment opportunity) various factors, including (i) the size, pricing and structure of the Offer, (ii) that the Offer, if it is well-subscribed, could increase the liquidity of the Common Shares on the NYSE, where the Fund’s Common Shares are traded; (iii) the opportunity

~~10 [To be revised based on the Board meeting expected to take place on February 10, 2012.]~~

the Offer represents for current shareholders to buy shares at a discount to net asset value or market price, or, in many cases, both; (iv) the costs of the Offer, including dilution of Common Shareholders’ interests through the Offer and fees paid to the Dealer Manager; and (v) the possible negative effect on the market price of Common Shares the Offer may have.  There can be no assurance that the Offer (or the investment of the proceeds of the Offer) will be successful or that, by increasing the size of the Fund, its expense ratio will be lowered or that the level of trading of our Common Shares on the NYSE will increase  .  For a discussion of the potential impact of the Offer on current Common Shareholders, such as dilution, see “Risk factors.”

The Offer seeks to provide an opportunity to existing Common Shareholders to purchase Common Shares at a discount to market price.  The distribution to Common Shareholders of transferable Rights, which may themselves have intrinsic value, also will afford non-participating Common Shareholders of record on the Record Date, the potential of receiving cash payment upon the sale of the Rights, receipt of which may be viewed as partial compensation for any dilution of their interests that may occur as a result of the Offer.  ~~The Board also considered the impact of the Offer on the Fund’s NAV. For a discussion of the potential impact of the Offer on current Common Shareholders, such as dilution, see “Risk factors.” The Avenue Managers and its affiliates have an inherent conflict of interest in recommending the Offer because the Fund pays fees to the Avenue Managers based on a percentage of the Fund’s net assets (the greater the net assets of the Fund, the greater the compensation paid to the Avenue Managers and their affiliates).]11~~

The Avenue Managers expect that the Offer will provide an opportunity to increase the assets of the Fund available for investment, thereby better enabling the Fund to take advantage ~~of~~more fully of existing and future investment opportunities that may be or may become available, consistent with the Fund’s primary investment objective to seek a high level of current income ~~and~~with a secondary objective of capital appreciation.  The Avenue Managers and its affiliates have an inherent conflict of interest in recommending the Offer because the Fund pays fees to the Avenue Managers based on a percentage of the Fund’s Managed Assets (the greater the Managed Assets of the Fund, the greater the compensation paid to the Avenue Managers and their affiliates).

~~11 [To be revised based on the Board meeting expected to take place on February 10, 2012.]~~